May 31, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.250% Senior Notes due 2035 of JOHNSON CONTROLS INTERNATIONAL PLC and TYCO FIRE & SECURITY FINANCE S.C.A., under the Exchange Act of 1934.

Sincerely,

